For Immediate Release
Flamel Technologies Announces Positive Results of a Phase I
Trial of FT-105 Basal Insulin versus Lantus®
Lyon, France — October 18, 2007 — Flamel Technologies (NASDAQ:FLML) today announced positive preliminary Phase I data from a trial comparing the safety, tolerability, and long-acting activity of FT-105 versus Lantus®, an approved basal insulin. FT-105 is a long-acting recombinant insulin formulation that uses a new microparticulate adaptation of Flamel’s proprietary Medusa® nanoparticle delivery system. Results from the trial showed that FT-105 achieved a sustained release of recombinant human insulin over the course of the 36-hour pharmacodynamic study period. Pharmacokinetic results indicate that insulin concentrations were sustained for more than 48 hours in subjects following a single dose of FT-105. Less diurnal variation in insulin concentration was observed in subjects administered FT-105 compared with Lantus. FT-105 was well tolerated by subjects, especially with respect to local tolerance. No serious adverse events were reported and no patients withdrew from the study due to adverse events. Flamel is seeking a licensing partner for this product.
Dr. Jonathan Levy, of the Oxford Centre for Diabetes, Endocrinology, and Metabolism commented, “These results demonstrated a sustained, dose-proportional release of recombinant human insulin. These results are promising in that they show that FT-105 provided insulin concentrations that remained stable for the full 48 hours of the study.”
Dr. Roger Kravtzoff, Flamel’s Director of Clinical Research stated, “We are encouraged that this study has established the proof of concept for FT-105, which uses the new Medusa ubiquitous polymer in a microparticulate formulation. Insulin is a drug with a very narrow therapeutic window, meaning that the precise control of pharmacokinetics is especially important. We believe that these results indicate we can potentially offer all patients in need of basal insulin full 24-hour coverage and better glucose control compared with Lantus.”
Trial Design
The trial was an open-label, randomized, three-way crossover study. All subjects received 0.3 IU/kg of FT-105; 0.6 IU/kg of FT-105; and 0.6 IU/kg of the marketed reference Lantus via subcutaneous injection. Pharmacodynamic measurements were assessed for 36 hours using the euglycemic clamp technique, a methodology that enables measurement of exogenous insulin activity. Pharmacokinetic measurements were assessed for 48 hours by immunological analysis.

About FT-105
FT-105 is a new formulation of recombinant human insulin based on Flamel’s proprietary Medusa® nanoparticle delivery system. FT-105 comprises lyophilised microparticles of Medusa nanopolymers embedded with recombinant human insulin. The Medusa polymer is a versatile carrier for the development of a wide range of novel and second-generation long-acting native protein and peptide products. FT-105 is designed to provide insulin dependent patients a formulation of recombinant human insulin with true 24-hour coverage for greater convenience and lesser risk of hypoglycemia.
About Diabetes
The International Diabetes Federation (IDF) estimates that there are 246 million adults with diabetes mellitus worldwide, and anticipates that the number of diabetic adults worldwide will to rise to 380 million by 2025. Diabetes is the fourth leading cause of global disease-related death and people with diabetes have increased risk of cardiovascular disease, heart attack, stroke, diabetic retinopathy, and kidney failure.
According to the World Health Organization (WHO), 90% of diabetics worldwide have Type 2 diabetes, which results from the body’s inability to use insulin effectively. WHO estimates that, without urgent action, diabetes deaths will increase by more than 50% globally in the next 10 years and by more than 80% in upper- and middle-income countries by 2015.
Several major controlled prospective clinical trials using insulin have demonstrated the need for tight glycemic control and the efficacy of insulin treatment to prevent microvascular events and cardiovascular deaths in Type 1 diabetes and in Type 2 diabetes patients. In Type 1 diabetes there is an absolute requirement for insulin therapy. Type 2 is a progressive disease in which the capacity for insulin secretion falls to the point where, in a large proportion of cases, treatment with insulin is necessary to achieve glycemic control.
About Long-Acting Insulin
When oral medications are ineffective at maintaining tight control, insulin treatment is added or may replace tablets. A commonly used first step is the addition of a basal insulin. However, only a minority of patients is able to sustain tight control on a single formulation of insulin; most patients who require insulin treatment require both basal and meal time insulin. Basal insulin forms the cornerstone of insulin therapy for both Type 1 and Type 2 diabetes.
Isophane human insulins, which have traditionally been used as basal insulins, are relatively short acting, usually need to be given twice daily, and deliver an insulin profile with marked peaks and with a risk of hypoglycemia. Prolonged action insulin analogs have a longer duration and less risk of hypoglycemia, but are still associated with some peaking and need twice daily administration in a significant proportion of cases. Novel long-acting insulin formulations that provide a flatter profile and allow for less frequent dosing may provide patients with a more convenient way to manage their diabetes effectively and may increase adherence to treatment regimens.

Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Micropump® is a controlled release and taste- masking technology for the oral administration of small molecule drugs. Flamel’s Medusa® technology is designed to deliver controlled-release formulations of therapeutic proteins.
This document contains a number of matters, particularly as related to the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.
This document reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.
These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances.
These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2006.
Lantus® is a registered trademarks of Sanofi-Aventis, Inc.
Contact:
Michel Finance, CFO
Tel: 011-33-472-78-3434
Fax: 011-33-472-78-3435
Finance@flamel.com
Charles Marlio, Director of Strategic Planning and Investor Relations
Tel: 011-33-472-78-3434
Fax: 011-33-472-78-3435
E-Mail: Marlio@flamel.com